Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(in millions)	2010	2009
Fixed Charges:
Interest expense[1]	$560	$522
Interest capitalized	13	14
One-third of rents[2]	111	111

Total fixed charges	$684	$647

Earnings:
Income before income taxes	$4,852	$4,136

Fixed charges per above	684	647
Less: capitalized interest	(13)	(14)

	671	633

Amortization of interest capitalized	13	12

Total earnings	$5,536	$4,781

Ratio of earnings to fixed charges	8.09	7.39

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $20 million and $15 million for the nine months ended September 30, 2010 and 2009, respectively. The ratio of earnings to fixed charges would have been 8.34 and 7.56 for the nine months ended September 30, 2010 and 2009, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.